[LETTERHEAD OF WIEN & MALKIN LLP]

April 29, 2005

To Members and Participants in 60 East 42nd St. Associates L.L.C.

Federal Identification Number 13-6077181

We enclose the annual report of 60 East 42nd St. Associates L.L.C. ("Associates") for the year 2004. Associates, which is treated as a partnership for income tax purposes, owns the premises at 60 East 42nd Street (the Lincoln Building), and at 301 Madison Avenue, New York City. Associates' annual report on Form 10-K for the year 2004 has been filed with the SEC and is available on its website at www.sec.gov. Historical and more detailed information can be found in our 10-K.

The reported income for 2004 was $6,298,875 which was less than distributions of $7,228,522. The difference is treated as a return of capital investment, rather than as taxable income, and results from depreciation of building improvements and equipment and amortization of mortgage refinancing costs and leasing commissions. Taking into account that a portion of prior distributions constituted a return of capital, the book value on December 31, 2004 of an original cash investment of $10,000 was a deficit balance of $10,981.

Monthly distributions during 2004 totaled $1,046,420, or about 14.9% per annum on the original cash investment of $7,000,000. The distributions were made possible by advances from the lessee against additional rent aggregating $1,053,800.

Additional rent for the lease year ended September 30, 2004 was $7,923,504. $1,053,800 at $87,817 per month was advanced against additional rent so that the balance of additional rent is $6,869,704. Wien & Malkin LLP receives an additional payment for supervisory services of 10% of distributions in excess of 14% per annum on the cash investment. After reserving $700 for payment of the annual New York State limited liability company filing fee, $6,869,004 was available for distribution. Accordingly, Wien & Malkin received $686,900 of the additional rent (in addition to $7,830 per annum paid monthly) and the balance of $6,182,104 was distributed to the participants on November 30, 2004. The additional distribution of $6,182,104 represented an annual return of about 88.3% on the cash investment of $7,000,000, so that total distributions for 2004 were at the rate of about 103.2% per annum.

Schedule K-1 form(s) (Form 1065), containing 2004 tax information, were mailed to the participants on March 23, 2005.

If you have any question about the enclosed material please communicate with our office.

Cordially yours,

WIEN & MALKIN LLP

By: Mark Labell

ML:mjt

Enc.

[LETTERHEAD OF J.H. COHN, CPA]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the participants in 60 East 42nd St. Associates L.L.C. (a limited liability company):

We have audited the accompanying balance sheet of 60 East 42nd St. Associates L.L.C. ("Associates") as of December 31, 2004, and the related statements of income, members' deficiency and cash flows for the year then ended. These financial statements are the responsibility of Associates' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 60 East 42nd St. Associates L.L.C. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

New York, N.Y.

March 21, 2005

60 EAST 42ND ST. ASSOCIATES L.L.C.

(A Limited Liability Company)

BALANCE SHEET

DECEMBER 31, 2004
Assets
Real estate at 60 East 42nd Street and 301 Madison Avenue, New York City:
Buildings	$16,960,000
Less: Accumulated depreciation	16,960,000
Building improvements and equipment	25,008,318
Less: Accumulated depreciation	3,386,986	$21,621,332
Building improvements in progress		4,773,698
Land		7,240,000

Cash and cash equivalents available for operations:
Cash in banks and money market fund	237,946
Distribution account held by Wien & Malkin LLP	87,202	325,148

Cash segregated for payment of building improvement costs		9,838,010

Leasing commissions	554,771
Less: Accumulated amortization	24,303	530,468

Mortgage refinancing costs	2,055,344
Less: Accumulated amortization	17,128	2,038,216
Total assets		$46,366,872

Liabilities and members' deficiency
Liabilities:
Mortgage payable (including mortgage interest of $218,050)		$49,218,050
Due to lessee		4,810,035
Accrued expenses		25,216
Total liabilities		54,053,301

Commitments and contingencies
Members' deficiency		(7,686,429)
Total liabilities and members' deficiency		$46,366,872

See accompanying notes to financial statements.

60 EAST 42ND ST. ASSOCIATES L.L.C.

(A Limited Liability Company)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2004

Income:
	Basic rental income	$2,377,622
	Additional rental income	7,923,504
	Dividend and interest income	70,757
	Total income	10,371,883

Expenses:
Interest on mortgages	$2,423,345
Supervisory services	718,280
Amortization of mortgage refinancing costs	237,182
Amortization of leasing commissions	24,303
Professional fees	71,804
Miscellaneous	1,086
Total expenses	3,476,000

Income before depreciation	6,895,883
Depreciation of building improvements and equipment	597,008
Net income	$6,298,875

See accompanying notes to financial statements.

60 EAST 42ND ST. ASSOCIATES L.L.C.

(A Limited Liability Company)

STATEMENT OF MEMBERS' DEFICIENCY

YEAR ENDED DECEMBER 31, 2004

Members' deficiency, January 1, 2004		$(6,756,782)

Add, Net income for the year ended December 31, 2004		6,298,875
		(457,907)

Less, Distributions:
Monthly distributions, January 1,
2004 through December 31, 2004	$1,046,420

Distribution on November 30, 2004 of balance of additional rent for the lease year ended September 30, 2004	6,182,102
		7,228,522
Members' deficiency, December 31, 2004		$(7,686,429)

See accompanying notes to financial statements.

60 EAST 42ND ST. ASSOCIATES L.L.C.

(A Limited Liability Company)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities
Net income	$ 6,298,875

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of building improvements and equipment	597,008
Amortization of mortgage refinancing costs	237,182
Amortization of leasing commissions	24,303
Change in leasing commissions	(554,771)
Change in accrued expenses	132,532

Net cash provided by operating activities	6,735,129

Cash flows from investing activities

Purchase of building improvements and equipment	(3,920,629)
Change in cash segregated for payment of building improvement costs	(3,291,768)

Net cash used in investing activities	(7,212,397)

Cash flows from financing activities

Proceeds from refinancing	49,000,000
Payments of prior mortgages	(40,000,000)
Payments for refinancing costs	(2,055,344)
Change in amounts due to lessee	552,443
Monthly distributions to participants	(1,046,420)
Distribution on November 30, 2004 of balance of additional rent for the lease year ended September 30, 2004	(6,182,102)
Net cash provided by financing activities	268,577

Net change in cash and cash equivalents	(208,691)

Cash and cash equivalents at beginning of year	533,839
Cash and cash equivalents at end of year	$ 325,148

60 EAST 42ND ST. ASSOCIATES L.L.C.

(A Limited Liability Company)

STATEMENT OF CASH FLOWS

Supplemental disclosure of cash flows information

Cash paid in 2004 for interest	$2,316,025

Supplemental disclosure of non cash investing and financing activities:
Short-term debt owed to lessee and others for purchase of building improvements	$2,733,676

See accompanying notes to financial statements.

60 EAST 42ND ST. ASSOCIATES L.L.C.

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

  Business Activity and Reorganization

60 East 42nd St. Associates L.L.C. ("Associates") is a limited liability company owning commercial property at 60 East 42nd Street and 301 Madison Avenue, New York, N.Y. The property, known as the "The Lincoln Building", is net leased to Lincoln Building Associates L.L.C. (the "Lessee").

2. Summary of Significant Accounting Policies

Cash and cash equivalents

Cash and cash equivalents include investments in money market funds and all highly liquid debt instruments purchased with a maturity of three months or less when acquired.

Use of estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Land, buildings, building improvements, equipment and depreciation

Land, buildings, building improvements and equipment are stated at cost. The buildings, and building improvements costing $1,574,135, have been fully depreciated, using a straight-line method over their estimated useful lives ranging from 20 to 26 years.

In connection with the building improvements program which began in 1999 (see Note 9), costs totaling $23,434,183 at December 31, 2004 have been incurred for new building improvements ($23,304,183) and equipment ($130,000) which have been put into service. These assets are depreciated on the straight-line method by annual charges to operations calculated to absorb the cost of assets over their estimated lives.

Mortgage refinancing costs and amortization

Mortgage refinancing costs are being amortized ratably over the term of the mortgage.

60 EAST 42ND ST. ASSOCIATES L.L.C.

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2004

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

Basic rental income, as defined in a long-term lease, is equal to the sum of the constant annual mortgage charges plus a fixed amount. Associates records basic rental income as earned on a monthly basis. Additional rent represents a fixed amount of the Lessee's net operating income, as defined, in each lease year and is recorded ratably over the twelve month period. Further additional rent, which is based on the net profits of the Lessee, as defined, is recorded by Associates when such amounts become determinable.

3. First Mortgage Payable

On November 29, 2004, a new first mortgage was placed on the property in the amount of $84,000,000 with Prudential Insurance Company of America. At closing, $49,000,000 was drawn down to pay off the former first mortgage with Morgan Guaranty Trust Company in the amount of $12,020,814 and the second mortgage in the amount of $27,979,186 with Emigrant Savings Bank. The remaining proceeds of $9,000,000 and all subsequent drawdowns will pay for capital improvements as needed. The initial drawdown of $49,000,000 and all subsequent drawdowns require constant equal monthly payments totaling $2,616,600 per annum for interest only, at the rate of 5.34% per annum until July 5, 2007 and thereafter, commencing August 5, 2007, equal payments of $507,838 applied to interest and then principal, calculated on a 25 year amortization schedule. The mortgage matures on November 5, 2014.

The mortgage may be prepaid at any time, in whole only, upon payment of a prepayment penalty based on a yield maintenance formula. There will be no prepayment penalty if the mortgage is paid in full during the last 60 days of the term.

The following is a schedule of future minimum principal payments in years subsequent to December 31, 2004:

Year ending

December 31,

$642,023
2008	$1,616,718
2009	1,719,098
Thereafter	80,022,161
$84,000,000

60 EAST 42ND ST. ASSOCIATES L.L.C.

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2004

3. First Mortgage Payable (continued)

As of December 31, 2004, Associates was holding approximately $9,838,000 of the mortgage loan proceeds set aside to pay for the Program.

The real estate is pledged as collateral for the mortgage.

The estimated fair market value of Associates' mortgage debt based on available information is equal to its carrying value at December 31, 2004.

4. Rent Income

On January 4, 1982, the Lessee exercised its option to renew the lease for an additional period of 25 years, and the lease period now extends through September 30, 2008. The lease includes an option to renew for one additional period of 25 years through September 30, 2033. See Note 9.

The lease as modified provides for an annual basic rent equal to the sum of the constant annual mortgage charges on all mortgages, plus $24,000. In the event of a mortgage refinancing, unless there is an increase in the mortgage balance, the annual basic rent will be modified and will be equal to the sum of $24,000 plus an amount equal to the revised mortgage charges. In the event that such mortgage refinancing results in an increase in the amount of outstanding principal balance of the mortgage, the basic rent shall be equal to $24,000 plus an amount equal to the product of the new debt service percentage rate under the refinanced mortgage multiplied by the principal balance of the mortgage immediately prior to the refinancing.

The lease, as modified, also provides for additional rent, as follows:

1. Additional rent equal to the first $1,053,800 of the Lessee's net operating income, as defined, in each lease year.

    Further additional rent equal to 50% of the Lessee's remaining net operating income, as defined, in each lease year.

For the lease year ended September 30, 2004 the Lessee reported additional rent of $7,923,504, based on an operating profit of $13,739,407 subject to additional rent.

Additional rent is billed to and advanced by the Lessee in equal monthly installments of $87,817. While it is not practicable to estimate that portion of additional rent of the lease

60 EAST 42ND ST. ASSOCIATES L.L.C.

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2004

4. Rent Income (continued)

year ending on the ensuing September 30th which would be allocable to the current three month period ending December 31st, Associates' policy is to include in its income each year the advances of additional rent income received from October 1st to December 31st.

Under the building improvement program (see Note 9), the increase in debt service attributable to an increase in the mortgage is funded by a corresponding increase in basic rent payable by the Lessee.

No other additional rent is accrued by Associates for the period between the end of the Lessee's lease year ending September 30th and the end of Associates' fiscal year ending December 31st.

  Related Party Transactions

    Rent income

    All rent income is received by Associates from the Lessee, a related party. Beneficial interests in the Lessee are held by one or more persons at Wien & Malkin LLP, their family members, and/or trusts, limited liability companies, or similar entities owned for their family members.

    Supervisory and other services

Supervisory and other services are provided to Associates by its supervisor, Wien & Malkin, a related party in which Peter L. Malkin, a member in Associates, has an interest. Beneficial interests in Associates are held by one or more persons at Wien & Malkin, their family members, and/or trusts, limited liability companies or similar entities owned for their family members. Wien & Malkin receives an additional fee equal to 10% of all distributions received by the participants in excess of 14% per annum on the initial cash investment of $7,000,000.

Transactions in 2004 with Wien & Malkin were as follows:

Basic supervisory fee	$ 24,000
Additional supervisory fee	694,280
Other services	186,217
$904,497

60 EAST 42ND ST. ASSOCIATES L.L.C.

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2004

  Related Party Transactions (continued)

  Of the $186,217 in other services, $67,253 are included in professional fees and $118,964 were capitalized in connection with the mortgage refinancing.

  Income Taxes

Net income is computed without regard to income tax expense since Associates does not pay a tax on its income; instead, any such taxes are paid by the participants in their individual capacities.

7. Concentration of Credit Risk

Associates maintains cash balances in two banks and in a distribution account held by Wien & Malkin LLP. In addition, it maintains cash in a Fidelity money market fund (U.S. Treasury Portfolio). The bank balances are insured by the Federal Deposit Insurance Corporation up to $100,000 each, and at December 31, 2004 approximately $135,000 was not insured. The distribution account held by Wien & Malkin and the money market fund are not insured. The funds held in the distribution account were paid to the participants on January 1, 2005.

8. Contingencies

Wien & Malkin and Peter L. Malkin, a member in Associates, have been engaged in a proceeding with Helmsley-Spear, Inc. commenced in 1997 concerning the management, leasing and supervision of the property subject to the net lease, in which Wien & Malkin and Mr. Malkin have sought an order removing Helmsley-Spear. In this connection, certain costs for legal and professional fees and other expenses have been paid and incurred by Wien & Malkin and Mr. Malkin, and additional costs are expected to be incurred. Wien & Malkin and Mr. Malkin have represented that such costs will be recovered only to the extent that (a) a competent tribunal authorizes payment or (b) an investor voluntarily agrees that his or her proportionate share be paid. Accordingly, Associates' allocable share of such costs is as yet undetermined, and Associates has not provided for the expense and related liability with respect to such costs in these financial statements.

The original action was commenced in June 1997 and was referred to arbitration. The March 30, 2001 decision of the Arbitrators, which was confirmed by the court, (i) reaffirms the right of the investors in the Lessee to vote to terminate Helmsley-Spear, Inc. without cause, (ii) dismisses Helmsley-Spear's claims against Wien & Malkin and Peter L. Malkin, and (iii) rejects the termination of Helmsley-Spear, Inc. for cause. The parts of the decision under

60 EAST 42ND ST. ASSOCIATES L.L.C.

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2004

8. Contingencies (continued)

appeal were initially affirmed by the Appellate Division, and the New York Court of Appeals declined to review such ruling. On October 6, 2003, the United States Supreme Court grantedWien & Malkin's petition, vacated the judgment of the Appellate Division and remanded the case to the New York court for further consideration of the issues raised by Wien & Malkin's appeal.

On October 14, 2004, the Appellate Division issued a unanimous decision reversing the Arbitrators. The Appellate Division decided (i) that there was a covert assignment without Lessee's knowledge or consent and (ii) that the corporation controlled by Irving Schneider and now named "Helmsley-Spear," which has represented itself to be Lessee's managing agent since September 1997, in fact never received a valid assignment to become Lessee's managing agent. Lessee's previously authorized managing agent, the original corporation named "Helmsley-Spear," was owned by Harry B. Helmsley and is no longer active. Helmsley-Spear has requested leave to appeal the Appellate Division's decision.

In January 1998, Irving Schneider, who is one of the controlling principals of Helmsley-Spear and has no record or beneficial interest in Associates or the Lessee, brought litigation against Associates' supervisor, Wien & Malkin and Peter L. Malkin (or his affiliate), claiming misconduct and seeking damages and disqualification from performing services for the Lessee. In March 2002, the court dismissed Mr. Schneider's claims. Mr. Schneider has appealed this dismissal. Wien & Malkin and Mr. Malkin are defending against these claims.

At the Lessee's May 20, 2002 special meeting, a vote of the investors was conducted on proposals for the removal without cause of Helmsley-Spear as managing and leasing agent and its replacement by a designated independent firm, including payment by the Lessee of the expenses for the preparation of the solicitation statement, the solicitation of votes, and the implementation of the new program. On May 21, 2002, the proponents of the proposals,

Peter L.Malkin and Wien & Malkin, filed a court application to determine and confirm all investors' votes for removal without cause and replacement and to set the final date for Helmsley-Spear's termination. Helmsley-Spear filed objections, and on September 10, 2002 the court confirmed such votes and ruled that Helmsley-Spear has been discharged. Helmsley-Spear's subsequent appeals since September 2002 have been denied, and the proponents believe the time has expired for further Helmlsey-Spear appeal, so that the court's confirmation of the May 20, 2002 vote to replace Helmsley-Spear may now be considered final. Helmsley-Spear has indicated it believes it has further appeal rights but has not to date filed any further appeal. Since November 20, 2002, Helmsley-Spear has not been the managing and leasing agent and has been replaced by Newmark and Company.

In accordance with the Lessee's May 20, 2002 vote, the expenses for the preparation of the solicitation statement, the solicitation of votes and the implementation of the new program

60 EAST 42ND ST. ASSOCIATES L.L.C.

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2004

8. Contingencies (continued)

are being paid by the Lessee. Such payments have totaled $285,780 to December 31, 2004,

including $75,000 to Wien & Malkin plus disbursements of $7,212.

9. Building Improvements Program and Agreement to Extend Lease

In 1999, the participants of Associates and the Lessee consented to a building improvements program (the "Program") estimated to cost approximately $22,800,000 and expected to take two to three years to complete. In 2000, the participants of Associates and the Lessee approved an increase to the Program from $22,800,000 to approximately $28,000,000 under substantially the same conditions as had previously been approved.

In 2004, the participants of Associates and the Lessee approved an increase in the Program from approximately $28,000,000 to up to $100,000,000 under substantially the same conditions as had previously been approved.

The Lessee is financing the Program and billing Associates for the costs incurred. The Program (1) grants the ownership of the improvements to Associates and acknowledges its intention to finance them through an increase in the fee mortgage (Note 3), and (2) allows for the increased mortgage charges to be paid by Associates from an equivalent increase in the basic rent paid by the Lessee to Associates. Since any overage rent will be decreased by one-half of that amount, the net effect of the lease modification is to have Associates and the Lessee share the costs of the Program equally, assuming overage rent continues to be earned.

The 1999 consent authorized the members of 60 East 42nd St. Associates L.L.C. who act as agents for the participant investors (the "Agents") to give additional extension rights to the Lessee beyond the September 30, 2033 expiration date (Note 4) to September 30, 2083 upon completion of the Program, and to later date(s) for consideration and upon such terms as the Agents deem appropriate for the benefit of Associates.